K&L|GATES

K&L Gates

1601 K Street NW

Washington, DC  20006-1600

T 202.778.9000

www.klgates.com

July 29, 2008

FILED VIA EDGAR

Mr. H. Hallock

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re.:

Lehman Brothers Institutional Liquidity Funds: Post Effective Amendment No. 2

–  Administrative, Capital, Cash Management, Institutional, Premier, Select and Service Class shares of Money Market Portfolio, Prime Portfolio, Government Portfolio, Government Reserves Portfolio, Treasury Portfolio, Treasury Reserves Portfolio, Tax-Exempt Portfolio and Municipal Portfolio (File Nos. 333-122847 and 811-21715)

Lehman Brothers Reserve Liquidity Funds: Post-Effective Amendment No. 5

–  Money Market Reserve Portfolio, Prime Reserve Portfolio, and Treasury Obligations Reserve Portfolio (File Nos.  333-122846; 811-21716)

Mr. H. Hallock

Division of Investment Management

Securities and Exchange Commission

July 29, 2008

Lehman Brothers Institutional Liquidity Cash Management Funds: Post-Effective Amendment No. 5

–  Cash Management Money Market Portfolio, Cash Management Prime Portfolio, and Cash Management Treasury Portfolio (File Nos.  333-120167; 811-21648)

Neuberger Berman Institutional Liquidity Series: Post-Effective Amendment No. 5

–  Trust Class shares of Neuberger Berman Institutional Cash Fund and Neuberger Berman Prime Money Fund (File Nos. 333-120168 and 811-21647)

Dear Mr. Hallock:

This letter responds to your comments, discussed in our telephone conversation on July 17, 2008, regarding your review of the above-reference post-effective amendments to the registration statements on Form N-1A for the above-referenced trusts (the “Post-Effective Mr. H. Hallock Amendments”).  Each of the following comments relates to the prospectuses of the above-referenced series of the trusts (each, a “Fund”).  Pursuant to Rule 485(b) under the Securities Act of 1933, as amended (“1933 Act”), the Post-Effective Amendments will become effective on July 29, 2008.

1.

Comment:

The prospectuses seem to state that each Fund is directly investing in portfolio securities rather than in a master series.   Please clarify that each Fund invests all of its assets in a master series and as such, the master series (and not the Fund) is the entity that directly invests its assets in portfolio securities.

Response:   We believe that using the term “Fund” throughout the prospectus as a reference to both a Fund and the master series in which it invests makes the disclosure easier to understand and, therefore, is consistent with “plain english” requirements.  Currently, we disclose on the last page of the prospectus that the term “Fund” refers to both a Fund and its corresponding master series.  To make this disclosure more prominent, we will also present this disclosure at the beginning of the prospectus by revising the last bullet on the table of contents page as follows:

“The Funds . . . use a master-feeder structure, meaning that rather than investing directly in securities, each Fund invests in a “master portfolio. . . . In this prospectus we have used the word “Fund” to include the Fund and the master series in which it invests.”

2.

Comment:

The disclosure regarding the Funds’ policy on basing income dividends on estimated daily net income has changed so that any adjustments to the estimated dividend amount will be made over “future days” rather than the “following business day.”  Please explain supplementally the effect of this policy on shareholder dividends.

Mr. H. Hallock

Division of Investment Management

Securities and Exchange Commission

July 29, 2008

Response:   To the extent a Fund’s actual income available to be paid on a given day differs from the estimated amount paid on that day, adjustments are made to future days' income dividends.  Thus, an investor in the Fund on a given day will receive that day's estimated dividend adjusted to account for all or a portion of any variance between the estimated income and the actual income from prior days.  No statement can be made about whether this process would have a systematic effect of increasing or decreasing dividends on subsequent days because on any given day, the estimated income may be higher or lower than actual income.  However, we anticipate that the effect to shareholder dividends will be very small.

Additionally, allowing the Funds to adjust the estimated dividend amount over future days, rather than just one day, prevents artificial distortions in the reported performance of the Funds.  In certain circumstances, if a Fund were required to make an adjustment to only one day’s dividend, the dividend could look artificially large or small in relation to prior days’ dividends.

* * * * *

We appreciate the opportunity to respond to your comments.  If you have any further comments or questions regarding this filing, please contact me at (202) 778-9405 or Lori L. Schneider at (202) 778-9305.  Thank you for your attention to this matter.

Sincerely,

/s/ Michelle Y. Mesack

Michelle Y. Mesack